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                                   Exhibit 3.1



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                                   Exhibit 3.1
                    Amendment of By-Laws of McGrath RentCorp



RESOLVED FURTHER: Section 3.2 of the By-Laws of this corporation is hereby amended to read in its entirety:

        "3.2 Number of Directors. The number of directors of this corporation shall be not less than four (4) nor more than seven (7). The exact number of directors shall be five (5) until changed, within the limits specified above, by an amendment to this section 3.2 duly adopted by either the Board of Directors or the shareholders. The indefinite number of directors may be changed, or a definite number fixed without provision for an indefinite number, by an amendment to this section 3.2 adopted by the vote or written consent of a majority of the outstanding shares entitled to vote."